Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

ENVISION HEALTHCARE AND AMSURG ANNOUNCE TRANSFORMATIONAL MERGER

Expected to be Accretive to Envision and AMSURG Adjusted Earnings per Share in 2017 and
Achieve Synergies of $100 Million

GREENWOOD VILLAGE, CO, and NASHVILLE, TN — June 15, 2016 — Envision Healthcare Holdings, Inc. (Envision) (NYSE:EVHC) and AMSURG Corp. (AMSURG) (NASDAQ:AMSG) today announced that they have signed a definitive merger agreement pursuant to which the companies will combine in an all-stock transaction at a fixed exchange ratio of 0.334 AMSURG shares per Envision share.  The combined organization will have a pro forma market capitalization of approximately $10 billion and enterprise value of approximately $15 billion based on the closing stock prices of Envision and AMSURG on June 14, 2016.  Envision shareholders will own approximately 53% percent and AMSURG shareholders will own approximately 47% percent of the combined organization on a fully diluted basis, including preferred shares.  The transaction has been unanimously approved by the Boards of Directors of both companies.

Upon completion of the merger, which is expected to be tax-free to the shareholders of both organizations, the combined company will be named Envision Healthcare Corporation and co-headquartered in Nashville, Tennessee and Greenwood Village, Colorado.  The Company’s common stock is expected to trade on the New York Stock Exchange under the ticker symbol: EVHC.

The combination of Envision and AMSURG brings together two leading, complementary healthcare companies to form one of the nation’s largest provider organizations, well positioned to help shape the future of healthcare delivery.  Together, the companies manage a broad continuum of clinical network solutions, including outsourced physician services in the following specialties: emergency, hospitalist, anesthesia, radiology and children’s services.  In addition, the companies provide solutions for ambulatory surgery, post-acute care and medical transportation.  The two companies had combined revenue of more than $8.5 billion and Adjusted EBITDA of more than $1.1 billion for the 12 months ended March 31, 2016.

Upon closing of the transaction, William A. Sanger, who serves currently as President, Chief Executive Officer and Chairman of the Board of Envision, will be Executive Chairman of the Board.  Christopher A. Holden will be President and Chief Executive Officer of the combined company, the same positions he holds at AMSURG.  Claire Gulmi, AMSURG’s Chief Financial Officer, will retain that role at the combined company; Randy Owen, Envision’s Chief Financial Officer and Chief Operating Officer, will serve as President of Ambulatory Services at the combined company; and Robert Coward, current President of Sheridan and Chief Development Officer of AMSURG, will serve as President of Physician services.  The newly formed Board will consist of 14 directors, comprised of equal numbers of current Envision and AMSURG directors, including Mr. Sanger and Mr. Holden.

Mr. Sanger said, “At Envision, we have been actively advancing our integrated delivery and market-centric strategies while AMSURG has been diversifying and building its national presence.  Our two organizations complement each other in a way few others could, and this merger will accelerate our collective ability to positively impact healthcare delivery across the country.  We are excited for the future and look forward to the opportunity to combine the resources of Envision and AMSURG.”

Mr. Holden added, “This merger will create a national platform with a highly differentiated suite of solutions.  It will significantly increase our ability to empower physicians and expand our client relationships.  Within a highly fragmented marketplace, we will have the critical first mover advantage to capitalize on the greenfield and cross-selling opportunities across our various offerings, and generate significant value for our shareholders.”

Compelling Strategic and Financial Rationale

•                  Compelling client proposition with differentiated service offerings: The combined organization will have complementary strengths as a physician-led, patient-focused healthcare services organization with a broad national footprint.  The Company’s platform of differentiated service offerings will span from pre-hospital, acute and outpatient care to post-acute care.

•                  Well positioned for evolving healthcare environment: As a leader in each of its sub-specialties, the combined organization will be able to use its expansive network to improve patient outcomes and experiences while creating efficiencies through more effective care coordination.

•                  Strong financial profile: The combined company will have a strong balance sheet with anticipated Net Debt to Adjusted EBITDA at closing of 4.2x, including estimated contributions from recent acquisitions and estimated synergies.   The Company will have a diversified business mix across verticals, geographies and clients, as well as significant cash-flow generation expected to be deployed for acquisitions, further driving growth while also reducing net leverage.

•                  Meaningful synergy opportunities: The combination is expected to result in $100 million of synergies, anticipated to be fully realized within three years of closing.  Synergies are expected to be derived through cost savings as well as meaningful revenue synergies from an enhanced portfolio and cross-selling opportunities.

•                  Experienced, accomplished management team: The management team has a proven track record of building organizations for the changing healthcare environment and growth through both acquisitions and sales.

•                  Significant accretion: The transaction is expected to be accretive to the two companies’ combined adjusted earnings per share in 2017 and double-digit accretive in 2018.

Additional Transaction Details

JPMorgan Chase Bank and Barclays have provided committed financing for the transaction.  The transaction is expected to close by year-end 2016, subject to regulatory approvals, approval by Envision and AMSURG shareholders and the satisfaction or waiver of customary closing conditions.

Advisors

Barclays is acting as lead financial advisor to Envision, with Evercore also acting as financial advisor and Debevoise & Plimpton LLP acting as its legal counsel.  Guggenheim Securities and J.P. Morgan Securities LLC are acting as financial advisors for AMSURG and Bass, Berry & Sims PLC is acting as its legal counsel.

Conference Call and Webcast Details

Envision and AMSURG will hold a conference call Thursday, June 16, at 8:30 a.m. Eastern Time. The dial-in number is (888) 312-3055 (toll-free), Conference Code 4584718. Presentation materials related to the conference call will be available on both companies’ websites at www.evhc.net and www.amsurg.com, by following the links to “Investors.” A telephonic replay of the conference call will be available through 11:30 a.m. ET on June 23, 2016, by dialing (888) 203-1112 (toll-free) or (719) 457-0820 (toll) and entering Passcode 4584718. Investors will also have the opportunity to listen to the conference call over the Internet by going to either company’s website and following the link to “Investors” at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available at these sites shortly after the call and continue for 30 days.

About Envision Healthcare Holdings

Envision Healthcare Holdings, Inc., offers an array of physician-led healthcare-related services to consumers, hospitals, healthcare systems, health plans and local, state and national government entities. The organization provides care across a broad patient continuum via American Medical Response, Inc. (AMR), EmCare Holdings, Inc. (EmCare) and Evolution Health, LLC (Evolution Health). AMR provides community-based medical transportation services, including emergency (‘911’), non-emergency, managed transportation, air ambulance and disaster response. EmCare’s integrated facility-based physician services include emergency, anesthesiology, hospitalist/inpatient care, intensive medicine, obstetrics and gynecology, radiology, tele-radiology and surgery. Evolution Health’s innovative and comprehensive care coordination solutions result in improved patient care delivery across a number of healthcare settings. Envision Healthcare is headquartered in Greenwood Village, Colorado. For additional information, visit www.evhc.net.

About AMSURG

AMSURG’s Ambulatory Services Division acquires, develops and operates ambulatory surgery centers in partnership with physicians throughout the U.S. AMSURG’s Physician Services Division, Sheridan, provides outsourced physician services in multiple specialties to hospitals, ASCs and other healthcare facilities throughout the U.S., primarily in the areas of anesthesiology, radiology, children’s services and emergency medicine. Through these businesses as of March 31, 2016, AMSURG owned and operated 256 ASCs and one surgical hospital in 34 states and the District of Columbia and provided physician services to more than 450 healthcare facilities in 29 states. AMSURG has partnerships with, or employs, over 5,000 physicians and other healthcare professionals in 38 states and the District of Columbia.

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No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AMSURG Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG will cause its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about the proposed business combination and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and

www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

Non-GAAP Financial Information

This press release includes certain financial measures that were not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA, Pro Forma Net Debt and Adjusted Earnings per Share. The items excluded from these non-GAAP measures are important in understanding Envision’s and AMSURG’s financial performance, and any non-GAAP measures presented should not be considered in isolation of, or as an alternative to, GAAP financial measures. Since these non-

GAAP financial measures are not measures determined in accordance with GAAP, have no standardized meaning prescribed by GAAP and are susceptible to varying calculations, these measures, as presented, may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA of Envision is defined as net income (loss) before equity in earnings of unconsolidated subsidiary, income tax benefit (expense), loss on early debt extinguishment, other income (expense), net, realized gains (losses) on investments, interest expense, net, equity-based compensation expense, transaction costs related to acquisition activities, restructuring and other charges, adjustment to net loss (income) attributable to non-controlling interest due to deferred taxes, and depreciation and amortization expense. Adjusted EBITDA of AMSURG is defined as earnings before interest expense, net, income taxes, depreciation, amortization, share-based compensation, transaction costs, changes in contingent purchase price consideration, gain or loss on deconsolidations and discontinued operations. Except for purposes of calculating leverage ratios, Adjusted EBITDA from acquisitions prior to the date such acquisitions were completed are not included in Adjusted EBITDA for either Envision or AMSURG. Pro Forma Net Debt for Envision and AMSURG is defined as long-term debt and capital lease obligations less cash and cash-equivalents. Adjusted Earnings per Share is defined as diluted earnings per share adjusted for amortization expense, equity-based compensation expense, restructuring and other charges, severance and related costs, loss on early debt extinguishment and transaction costs related to acquisition activities, net of estimated tax benefit.

CONTACTS

Envision
Investors:
Bob Kneeley

303-495-1245

Bob.kneeley@evhc.net

Media:

Sard Verbinnen & Co

David Millar/Andrew Duberstein/Nikki Ritchie

212-687-8080

Envision-SVC@sardverb.com

AMSURG
Investors:
Claire M. Gulmi

615-665-1283

Media:
Sard Verbinnen & Co

Jared Levy/Jacob Crows/Pat Scanlan

212-687-8080

AMSURG-SVC@sardverb.com